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FILE NO: 68748.000004

July 30, 2007

VIA EDGAR

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	FBR Capital Markets Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed July 30, 2007
File No. 333-138824

Dear Ms. Long:

As counsel to FBR Capital Markets Corporation, a Virginia corporation (the “Company” or “FBR Capital Markets”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the Company’s Shelf Registration Statement on Form S-1 (File No. 333-138824) (the “Shelf Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on the date hereof.

We have provided to each of you, Nudrat Salik, Rufus Decker, Brigitte Lippmann and Lesli Sheppard a courtesy copy of this letter and two courtesy copies of Amendment No. 4 to the Shelf Registration Statement, one copy of which has been marked to reflect changes made to the Company’s Registration Statement on Form S-1 (File No. 333-141987), which was declared effective by the Commission on June 7, 2007 in connection with the initial public offering of the Company’s common stock. The changes reflected in Amendment No. 4 to the Shelf Registration Statement have been made for the purpose of updating and revising certain information in the Shelf Registration Statement and naming certain shareholders of the Company as “selling shareholders” in the prospectus which forms a part of the Shelf Registration Statement.

Ms. Pamela A. Long, Assistant Director

United States Securities and Exchange Commission

July 30, 2007

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (804) 788-7366.

Sincerely,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Nudrat Salik
Rufus Decker
Brigitte Lippmann
Lesli Sheppard
William Ginivan